Monday 25 July 2016

National Grid plc (‘the Company’)

AGM poll results

Today, 25 July 2016, the Company held its 2016 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld**

1	To receive the Annual Report and Accounts	2,422,645,408	99.86	3,444,216	0.14	10,560,470

2	To declare a final dividend	2,429,900,585	99.92	1,956,965	0.08	4,790,373

3	To re-elect Sir Peter Gershon	2,395,447,853	98.59	34,324,406	1.41	6,877,835

4	To re-elect John Pettigrew	2,406,216,063	98.94	25,768,012	1.06	4,665,405

5	To re-elect Andrew Bonfield	2,334,189,279	95.98	97,708,908	4.02	4,748,660

6	To re-elect Dean Seavers	2,380,939,794	97.91	50,789,837	2.09	4,919,666

7	To elect Nicola Shaw	2,382,075,899	97.97	49,447,882	2.03	5,125,516

8	To re-elect Nora Mead Brownell	2,388,038,388	98.20	43,666,936	1.80	4,941,859

9	To re-elect Jonathan Dawson	2,385,185,390	98.11	45,975,700	1.89	5,486,093

10	To re-elect Therese Esperdy	2,410,694,249	99.15	20,550,648	0.85	5,402,286

11	To re-elect Paul Golby	2,362,327,178	97.68	56,009,891	2.32	18,310,114

12	To re-elect Ruth Kelly	2,410,779,085	99.14	20,918,180	0.86	4,870,663

13	To re-elect Mark Williamson	2,376,851,107	97.76	54,410,700	2.24	5,385,376

14	To reappoint the auditors PricewaterhouseCoopers LLP	2,382,943,990	98.06	47,224,592	1.94	6,478,601

15	To authorise the Directors to set the auditors’ remuneration	2,387,289,103	98.28	41,702,378	1.72	7,660,562

16	To approve the Directors’ Remuneration Report excluding the excerpts from the remuneration policy	2,305,471,537	97.10	68,788,657	2.90	62,391,397

17	To authorise the Company to make political donations	2,320,623,573	96.75	77,842,340	3.25	38,186,620

18	To authorise the Directors to allot ordinary shares	2,326,426,548	95.65	105,732,204	4.35	4,489,373

19*	To disapply pre-emption rights	2,155,413,801	89.53	252,086,438	10.47	29,144,560

20*	To authorise the Company to purchase its own ordinary shares	2,387,281,352	98.82	28,568,039	1.18	20,797,431

21*	To authorise the Directors to hold general meetings on 14 working days’ notice	2,087,824,063	86.48	326,280,330	13.52	22,527,635

• Special resolution
** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 19-21 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-centre/agm/2016.aspx